02041045

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 11, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

***Notice – Collection and Use of Personal Information**:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4, 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06 06 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK

NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO

☑ BRITISH COLUMBIA ☑ QUÉBEC

☑ MANITOBA ☑ SASKATCHEWAN

☑ NEWFOUNDLAND ✓ N.B.

☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
STOCK OPTIONS	1042593	06 06 02	51		25,000	24.50		1017593	1	
COMMON SHARES	14152	06 06 02	51	25,000		24.50		39152	1	
COMMON SHARES	39152	06 06 02	10		2,000	55.30		37152	1	
COMMON SHARES	37152	06 06 02	10		3700	54.60		33452	1	
COMMON SHARES	33452	06 06 02	10		2000	54.55		31452	1	
COMMON SHARES	31452	06 06 02	10		2000	54.54		29452	1	
COMMON SHARES	29452	06 06 02	10		400	54.52		29052	1	

ATTACHMENT ☐ YES ☑ NO

BOX 6. REMARKS

Pg 1 of 6

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☐ ENGLISH ☑ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 07 06 02

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06 06 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK

NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND ✓ N.B.
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	29052	06 06 02	10		900	54.51		28152	1	
COMMON SHARES	28152	06 06 02	10		4700	54.50		23452	1	
COMMON SHARES	23452	06 06 02	10		2700	54.45		20752	1	
COMMON SHARES	20752	06 06 02	10		1300	54.40		19452	1	
COMMON SHARES	19452	06 06 02	10		2300	54.30		17152	1	
COMMON SHARES	17152	06 06 02	10		3000	54.25		14152	1	
STOCK OPTIONS	1017593	07 06 02	51		71560	24.50		946033	1	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☑ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

Pg 2 of 6

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 07 06 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06 06 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES ☐ NO ☑

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK

NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☑

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND ✓ N.B.
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	14152	07 06 02	51	71560		24.50		85712	1	
COMMON SHARES	85712	07 06 02	10		3,000	54.75		82712	1	
COMMON SHARES	82712	07 06 02	10		2000	54.80		80712	1	
COMMON SHARES	80712	07 06 02	10		2.000	54.85		78712	1	
COMMON SHARES	78712	07 06 02	10		2000	54.95		76712	1	
COMMON SHARES	76712	07 06 02	10		3000	55.07		73712	1	
COMMON SHARES	73712	07 06 02	10		3000	55.10		70712	1	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☑ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Pg 3 of 6

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 07 06 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06 06 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK

NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO

☑ BRITISH COLUMBIA ☑ QUÉBEC

☑ MANITOBA ☑ SASKATCHEWAN

☑ NEWFOUNDLAND ✓ N.B.

☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	70712	07 06 02	10		2000	55.15		68712	I	
COMMON SHARES	68712	07 06 02	10		2000	55.19		66712	I	
COMMON SHARES	66712	07 06 02	10		2000	55.25		64712	I	
COMMON SHARES	64712	07 06 02	10		2000	55.29		62712	I	
COMMON SHARES	62712	07 06 02	10		1000	55.35		61712	I	
COMMON SHARES	61712	07 06 02	10		1000	55.40		60712	I	
COMMON SHARES	60712	07 06 02	10		10,000	55.90		50712	I	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☑ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

Pg 4 of 6

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 07 06 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 | |

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06 06 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK

NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND ✓ N.B.
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	50,712	07 06 02	10		5100	56.00		45612	11	
COMMON SHARES	45612	07 06 02	10		2900	56.01		42712	11	
COMMON SHARES	42712	07 06 02	10		2160	56.10		40552	11	
COMMON SHARES	40552	07 06 02	10		10,900	56.20		29652	11	
COMMON SHARES	29652	07 06 02	10		3,000	56.25		26652	11	
COMMON SHARES	26652	07 06 02	10		5,000	56.28		21652	11	
COMMON SHARES	21652	07 06 02	10		3300	56.30		18352	11	

ATTACHMENT ☐ YES ☑ NO

BOX 6. REMARKS

Pg S 066

This form is used as a uniform report for the Insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☐ ENGLISH ☑ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 07 06 02

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 8 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION
74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT
GIVEN NAMES: HANK B.
NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:
CITY: CALGARY
PROV.: AB POSTAL CODE: T2P 3Y7
BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500
BUSINESS FAX NUMBER: 403 - 264 - 0251
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND ✓ N.B.
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	18352	07 06 02	10		1,000	56.33		17352	1	
COMMON SHARES	17352	07 06 02	10		3000	56.35		14352	1	
COMMON SHARES	14352	07 06 02	10		200	56.36		14152	1	
COMMON SHARES	400742							400742	2	531490 Alberta Ltd.
COMMON SHARES	3982							3982	2	RRSP

ATTACHMENT ☐ YES ☑ NO

BOX 6. REMARKS

Pg 6 of 6

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT
SIGNATURE: [signature]
DATE OF THE REPORT (DAY / MONTH / YEAR): 07 06 02

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 07 06 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK

NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO

☑ BRITISH COLUMBIA ☑ QUÉBEC

☑ MANITOBA ☑ SASKATCHEWAN

☑ NEWFOUNDLAND ✓ N.B.

☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
STOCK OPTIONS	946033	10 06 02	51		6,000	24.50		940033	I	
STOCK OPTIONS	940033	10 06 02	51		44,000	34.50		896033	I	
COMMON SHARES	14152	10 06 02	51	6,000		24.50		20152	I	
COMMON SHARES	20152	10 06 02	51	44,000		34.50		64152	I	
COMMON SHARES	64152	10 06 02	10		2,000	56.35		62152	I	
COMMON SHARES	62152	10 06 02	10		1000	56.26		61152	I	
COMMON SHARES	61152	10 06 02	10		2000	56.25		59152	I	

BOX 6. REMARKS

Page 1 of 4

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 10 06 02

CORRESPONDENCE ☐ ENGLISH ☑ FRENCH

KEEP A COPY FOR YOUR FILE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 | |

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK

NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO

☑ BRITISH COLUMBIA ☑ QUÉBEC

☑ MANITOBA ☑ SASKATCHEWAN

☑ NEWFOUNDLAND ✓ N.B.

☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	59152	10 06 02	10		1,000	55.85		58152	1	
COMMON SHARES	58152	10 06 02	10		6200	55.80		51952	1	
COMMON SHARES	51952	10 06 02	10		2000	55.78		49952	1	
COMMON SHARES	49952	10 06 02	10		3000	55.75		46952	1	
COMMON SHARES	46952	10 06 02	10		1.000	55.70		45952	1	
COMMON SHARES	45952	10 06 02	10		1000	55.65		44952	1	
COMMON SHARES	44952	10 06 02	10		2800	55.59		42152	1	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☑ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Page 2 of 4

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 10 06 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): . . 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK

NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO

☑ BRITISH COLUMBIA ☑ QUÉBEC

☑ MANITOBA ☑ SASKATCHEWAN

☑ NEWFOUNDLAND ✓ N.B.

☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	42152	10 06 02	10		7000	55.50		35152	1	
COMMON SHARES	35152	10 06 02	10		1000	55.45		34152	1	
COMMON SHARES	34152	10 06 02	10		2000	55.43		32152	1	
COMMON SHARES	32152	10 06 02	10		2000	55.42		30152	1	
COMMON SHARES	30152	10 06 02	10		5000	55.40		25152	1	
COMMON SHARES	25152	10 06 02	10		6000	55.39		19152	1	
COMMON SHARES	19152	10 06 02	10		3000	55.38		16152	1	

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☑ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Page 3 of 4

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 10 06 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

74022-D

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4, 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR):

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SWARTOUT

GIVEN NAMES: HANK

NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO

☑ BRITISH COLUMBIA ☑ QUÉBEC

☑ MANITOBA ☑ SASKATCHEWAN

☑ NEWFOUNDLAND ✓ N.B.

☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY / MONTH / YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON SHARES	16152	10 06 02	10		2000	55.37		14152	1	
COMMON SHARES	400742							400742	2	531490 Alberta Ltd.
COMMON SHARES	3982							3982	2	RRSP

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☑ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Pg 4 of 4

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HANK B. SWARTOUT

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 10 06 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

PRECISION DRILLING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 06/02/02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BERG

GIVEN NAMES: RONG

NO.: 4200 STREET: 150 - 6 AVENUE S.W. APT:

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

BUSINESS TELEPHONE NUMBER: 403 - 716 - 4500

BUSINESS FAX NUMBER: 403 - 264 - 0251

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☑ QUÉBEC
☑ MANITOBA ☑ SASKATCHEWAN
☑ NEWFOUNDLAND
☑ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
STOCK OPTIONS	24,500	03/05/02	51		2500	16.30		22,500	1	
COMMON SHARES	NIL	03/05/02	51	2500		16.30		2500	1	
COMMON SHARES	2500	03/05/02	10		300	58.26		2200	1	
COMMON SHARES	2200	03/05/02	10		2200	58.24		NIL		

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☑ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): RON BERG

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 10/06/02

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan M. Campbell
Corporate Secretary

Date: June 11, 2002